Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
P.O. Box 4740 (77210-4740)
Tel 713-439-8718
Fax 281-582-5909
Alan.Crain@bakerhughes.com

Alan R. Crain
Senior Vice President
and General Counsel
February 11, 2010
Via EDGAR and Facsimile: (703) 813-6982
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Mr. H. Roger Schwall

Re:	Baker Hughes Incorporated Registration Statement on Form S-4, File No. 333-162463
Dear Mr. Schwall:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Baker Hughes Incorporated (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-162463) to February 12, 2010 at 3:00 p.m. (EST) or as soon thereafter as practicable.
     The Company hereby acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
Mr. H. Roger Schwall
February 11, 2010
Page Two
     If you have any questions, please call the undersigned at (713) 439-8600 or Christine LaFollette of Akin Gump Strauss Hauer & Feld LLP at (713) 220-5896.

Very truly yours, BAKER HUGHES INCORPORATED
By:	/s/ Alan R. Crain
Alan R. Crain
Senior Vice President and General Counsel

cc:	Parker Morrill, U.S. Securities and Exchange Commission Laura Nicholson, U.S. Securities and Exchange Commission Christine LaFollette, Akin Gump Strauss Hauer & Feld LLP